Commonwealth Bank of Australia
ACN 123 123 124

Buy-Back Tender

This is an important document.

If you are in any doubt as to the action you should take, you should consult your legal, financial or other professional adviser immediately.

To submit a Tender, if you have an Issuer Sponsored Holding, please complete and sign the accompanying Tender Form and mail it to:

ASX Perpetual Registrars Limited
Commonwealth Bank of Australia
Buy-Back Tender
Locked Bag A14
Sydney South NSW 1235

or courier, or deliver it by hand, to:

ASX Perpetual Registrars Limited
Commonwealth Bank of Australia
Buy-Back Tender
Level 8, 580 George Street
Sydney NSW 2000

so that it is received no later than 7.00pm Sydney time, Friday 26 March 2004.

If you have a CHESS Holding, instruct your controlling participant (your broker) to process your Tender no later than 7.00pm Sydney time, Friday 26 March 2004

If you have any questions in relation to the Buy-Back please call: 1800 022 440

Important Dates

Event Date
Record date for determination of entitlements to the Buy-Back and interim dividend
20 February 2004

Buy-Back Tender opens
8 March 2004

Buy-Back Tender closes
26 March 2004

Tenders from issuer sponsored holders must be received by the registry, and Tenders from CHESS holders must be processed by their controlling participant, no later than
7.00pm Sydney time
26 March 2004

Announcement of the Buy-Back Price and any scale back
29 March 2004

Completion of the Buy-Back
29 March 2004

Payment date for interim dividend
30 March 2004

Proceeds sent to participating shareholders
5 April 2004

Key Details of the Buy-Back

This booklet provides details of the recently announced proposal by the Commonwealth Bank of Australia to buy back between $450 million and $550 million worth of Shares. The Buy-Back is an opportunity for you to offer to sell some or all of your Shares to the Bank.

Your Choice

It is your choice whether you participate in the Buy-Back or not.

If you DO choose to participate in the Buy-Back:

– you can choose the minimum price at which your Shares could be bought back (your Tender Price) from the specified prices in the range $26.00 to $31.25;

– if the Buy-Back Price is higher than your Tender Price, you will receive the higher Buy-Back Price for each Share bought back;

– if your Shares are bought back, part of the Buy-Back Price will be treated as a fully franked dividend;

– you should not have to pay brokerage or appoint a stockbroker to sell your Shares; and

– if the Buy-Back Price is less than your Tender Price, your Tender will not be accepted and your Shares will not be bought back.

If you choose NOT to participate in the Buy-Back:

– the number of Shares you hold will not change as a result of the Buy-Back. As the Bank will cancel all Shares bought back, your proportional shareholding in the Bank will increase marginally; and

– you will benefit from any improvement in the Bank’s earnings per Share and return on equity.

What to do?

If you DO choose to participate in the Buy-Back:

You should read this document carefully for details on how to participate.

If you choose NOT to participate in the Buy-Back:

You do not need to take any action.

Please read this document for more detailed information. If you have any questions after reading this document, please call the Buy-Back enquiry line on 1800 022 440 (outside of Australia on +612 8280 7110).

Contents

                        Chairman’s Letter

1	Questions and Answers about the Buy-Back

1.1	Why is the Bank implementing another Buy-Back?

1.2	How many Shares will the Bank buy back?

1.3	How is this Buy-Back being conducted?

1.4	What are the advantages of an off-market share buy-back?

1.5	How does the tender process work?

1.6	Am I entitled to tender Shares in the Buy-Back?

1.7	Can ordinary shares held under the Bank’s Employee Share Plans be tendered into the Buy-Back?

1.8	Do I have to tender my Shares?

1.9	What does the Buy-Back mean for me if I do not participate?

1.10	What price will the Bank pay to buy back my Shares?

1.11	How will I know what the Buy-Back Price is?

1.12	Will all the Shares I tender be bought back?

1.13	What is a Final Price Tender?

1.14	How will the Bank determine successful Tenders?

1.15	How will the scale back mechanism work?

1.16	What is the Priority Allocation?

1.17	What is a Priority Tender?

1.18	How will a scale back affect my Tender?

1.19	How will any scale back affect shareholders who hold a relatively small number of Shares?

1.20	What is the position of shareholders with 200 Shares or less under the tender process?

1.21	How does the Buy-Back compare to selling my Shares on the stock market?

1.22	What are the tax implications of selling my Shares in the Buy-Back?

1.23	How have the Bank’s shares performed recently?

1.24	How do I participate in the Buy-Back?

1.25	Can I withdraw or amend my Tender?

1.26	How can I obtain additional Tender and Withdrawal/Amendment Forms?

1.27	How will I receive payment for Shares bought back?

1.28	How long will the Buy-Back be open?

1.29	Can I trade or deal with my Shares after submitting a Tender?

1.30	Will I still receive the interim dividend (and any DRP entitlement shares) if I participate in the Buy-Back?

1.31	What plans does the Bank have under which I may sell shares in the Bank?

1.32	What plans does the Bank have under which I may buy shares in the Bank?

2	Australian tax implications for shareholders

2.1	General

2.2	Australian resident individual and complying superannuation entity shareholders

2.3	Australian resident company shareholders

2.4	Non-resident shareholders

2.5	Draft Tax Determination TD2004/D1

2.6	Denial of franking credit benefits

3	Effect of the Buy-Back on the Bank

3.1	Statement of Financial Position

3.2	How will the Buy-Back be funded?

3.3	What effect will the Buy-Back have on the Bank’s issued ordinary shares?

3.4	Interim results

3.5	Capital management strategy and ratios

3.6	Outlook for the Bank

4	Additional information on the Buy-Back

4.1	What is the effect of submitting a Tender?

4.2	Bank’s right to waive requirements and correct errors

4.3	Size of the Buy-Back

4.4	The Bank’s right to vary times and dates

4.5	Shareholders with more than one holding of Shares

4.6	Joint shareholders

4.7	Shares held by trustees and nominees

4.8	Margin lending and OCH collateral arrangements

4.9	Restrictions on the payment of Buy-Back proceeds

4.10	Rights under this Invitation cannot be transferred

4.11	Directors’ entitlements

4.12	ASIC and ASX Relief

4.13	Privacy

4.14	Broker to the Buy-Back

5	Definitions and interpretation

5.1	Definitions

5.2	Interpretation

20 February 2004
Dear Shareholder,

On 11 February 2004, the Bank announced that it would implement an off-market share buy-back of between $450 million and $550 million. This Buy-Back forms part of the Bank’s ongoing focus on active capital management.

This booklet invites you to participate in the Buy-Back which is being undertaken by way of a tender process. You will be able to offer to sell up to 100% of your Shares into the Buy-Back. However, there may be a significant scale back of Tenders. The size of the Buy-Back will not be greater than around $550 million and the Directors have full discretion to buy back less than this amount. Participation in the Buy-Back is optional and if you decide to participate, it is up to you how many Shares you offer to sell.

Bank is inviting you to Tender any number (up to 100%) of your Shares at specified prices in the range of $26.00 to $31.25 per Share. The Buy-Back Price will be determined by the Tenders lodged by shareholders and will be the lowest price in the range of $26.00 to $31.25 per Share that enables the Bank to purchase the targeted amount of capital.

The Buy-Back Price will have two components – a capital component of $11.00 and a fully franked dividend component equal to the difference between the Buy-Back Price and $11.00. In certain circumstances, shareholders may be deemed by the ATO to have received a capital amount greater than $11.00 per Share. If this should occur, the fully franked dividend component and the cash that you will receive from the Bank will not change. Further information on how the Buy-Back will be treated for tax purposes is set out in section 2. This information is general only and you should seek your own professional tax advice to take into account your individual circumstances.

It is your choice whether to offer to sell some, all or none of your Shares. The Directors believe that implementing the Buy-Back is in the best interests of shareholders whether they participate in the Buy-Back or not. This booklet and the enclosed Tender Form provide information to assist you in determining whether or not to submit a Tender. I encourage you to read both documents carefully.

If you wish to submit a Tender, you must ensure that, if you have an Issuer Sponsored Holding, your completed and signed Tender Form is received by the Bank’s share registry or, if you hold your Shares in CHESS, that your controlling participant processes your Tender, no later than 7.00pm Sydney time on Friday, 26 March 2004. In inviting shareholders to submit Tenders, the Bank is not making any recommendation as to whether, or at what price, shareholders should tender any or all of their Shares in the Buy-Back. If you are in any doubt as to the action you should take, you should contact your professional adviser immediately. If you have any queries in relation to the Buy-Back, please call 1800 022 440.

Yours sincerely,
John Ralph, Chairman

1.     Questions and Answers about the Buy-Back

This section answers some of the questions that you may have about the Buy-Back. The “Q&A” style format is designed to facilitate your understanding of the important features of the Buy-Back. Further details are provided elsewhere in the booklet. You should read this section, and the other sections of the booklet, in their entirety.

1.1 Why is the Bank implementing another Buy-Back?

The Bank has decided to implement another buy-back because it is expected to provide value to shareholders through enhancements to earnings per Share and return on equity while enabling the Bank to maintain a more efficient capital structure.

The Buy-Back is being undertaken as part of the Bank’s ongoing program of active capital management. The Directors believe that implementing the Buy-Back has benefits for shareholders. The Buy-Back has been structured to give shareholders the flexibility to participate or not in the manner that best reflects their individual circumstances.

1.2 How many Shares will the Bank buy back?

The Bank may, at its discretion, buy back any number of Shares up to approximately $550 million worth of Shares. The maximum number of Shares that the Bank will buy back is 21.2 million (approximately 1.7% of all Shares on issue).

Although the Bank is targeting to buy back between $450 million and $550 million of its Shares, it reserves the right to buy back less than this amount or no Shares at all.

1.3 How is this Buy-Back being conducted?

The Bank is conducting this Buy-Back by way of an off-market tender process. You are invited to tender any or all of your Shares to the Bank at any of the prices from $26.00 to $31.25 per Share specified on the Tender Form.

If you hold more than 200 Shares you may tender different parcels of your Shares at different Tender Prices. If you hold 200 Shares or fewer, all of the Shares you offer to sell must be tendered at one Tender Price. Instructions on how to tender Shares in the Buy-Back are set out under paragraph 1.24 of this section.

1.4 What are the advantages of an off-market sharebuy-back?

The advantages of an off-market share buy-back include the following:

•	all shareholders have an opportunity to participate in the Buy-Back at the same price;

•	participation in the Buy-Back is voluntary – shareholders have the choice of offering all, some or none of their Shares;

•	the Buy-Back Price achieved by the tender process is expected to result in enhanced earnings per Share and improved return on equity;

•	the Buy-Back enables the Bank to distribute some of its franking credits to shareholders whose Shares are bought back under the Tender;

•	shareholders who sell into the Buy-Back should not have to pay brokerage; and

•	the tender process should allow the Bank to complete the Buy-Back over a shorter time period than an on-market buy-back so the benefits of the Buy-Back can be realised sooner.

1.5 How does the tender process work?

The tender process allows you to:

•	choose whether to tender your Shares in the Buy-Back;

•	choose how many (if any) Shares to tender; and

•	choose your Tender Price:

     – your Tender Price is the lowest price you will receive for each Share bought back;

     – if the Buy-Back Price is higher than your Tender Price, you will receive the higher Buy-Back Price. Under no circumstances will you receive less than your Tender Price for each Share bought back; but

     – if your Tender Price is higher than the Buy-Back Price, your Tender will not be accepted and your Shares will not be bought back.

1.6 Am I entitled to tender Shares in the Buy-Back?

You are entitled to tender Shares which are registered in your name on Friday, 20 February 2004 and which, in accordance with the SCH Business Rules, confer an entitlement to participate in the Buy-Back. Shares acquired on the ASX on or after 16 February 2004 (with standard settlement arrangements) do not confer an entitlement to participate in the Buy-Back.

The maximum number of Shares you are entitled to tender in the Buy-Back is set out on the personalised Tender Form enclosed with this booklet.

1.7 Can ordinary shares held under the Bank’s Employee Share Plans be tendered into the Buy-Back?

Shares held by employees of the Bank under an Employee Share Plan can be tendered into the Buy-Back unless they remain subject to restrictions on disposal under the relevant Employee Share Plan.

Employees should refer to the staff circular on the Bank’s intranet site for further details.

1.8 Do I have to tender my Shares?

No, participation in the Buy-Back is entirely voluntary. If you do not wish to participate, you do not have to do anything.

1.9 What does the Buy-Back mean for me if I do not participate?

If you choose not to participate, the number of Shares you hold will not change as a result of the Buy-Back. As the Bank will cancel all Shares bought back, your proportional shareholding in the Bank will increase marginally. You will receive a slightly larger share of the total amount of any dividends declared by the Bank on Shares in the future. You will also benefit from any improvement in earnings per Share and return on equity.

1.10 What price will the Bank pay to buy back my Shares?

The Buy-Back Price will be the lowest specified price in the range of $26.00 to $31.25 per Share that will enable the Bank to purchase the amount of capital it determines to buy back. The top of the range represents a 0.9% premium and the bottom of the range a 16.0% discount to the Bank’s closing price of $30.97 on 10 February 2004 (the last trading day prior to announcement of details of the Buy-Back). You will be paid the

Buy-Back Price for each of your Shares that are bought back, even if your Tender Price is below the Buy-Back Price.

1.11 How will I know what the Buy-Back Price is?

The Bank intends to announce the Buy-Back Price to the ASX on completion of the Buy-Back after the details of Tenders from shareholders are assessed. The proposed date of announcement is 29 March 2004.

1.12 Will all the Shares I tender be bought back?

The Bank intends to buy back between $450 million and approximately $550 million worth of Shares.

The success of your Tender will depend on your Tender Price, the size and price of Tenders lodged by other shareholders and the total number of Tenders the Bank accepts.

1.13 What is a Final Price Tender?

A Final Price Tender is a Tender that means you are willing to sell your Shares at the Buy-Back Price, whatever it is determined to be under the tender process. The Buy-Back Price could be as low as $26.00 or as high as $31.25 per Share.

Final Price Tenders are designed to make it easier for retail shareholders to participate in the Buy-Back. This is because the only circumstance in which Final Price Tenders will be subject to any scale back is if the Buy Back Price is $26.00. Therefore, if you wish to increase the likelihood that your Shares will be bought back, you may wish to consider submitting a Final Price Tender.

1.14 How will the Bank determine successful Tenders?

If you tender Shares at or below the Buy-Back Price, or as a Final Price Tender, your Tender will be successful and your Shares will be bought back, subject to any scale back (see section 1.15 below).

If you tender your Shares at a price above the Buy-Back Price, your Tender will not be accepted and your Shares will not be bought back

1.15 How will the scale back mechanism work?

If the Buy-Back Price is $26.75 or higher and the Bank determines that a scale back is required:

(a)  Tenders below the Buy-Back Price, including Final Price Tenders, will be accepted in full;

(b)  Priority Tenders (see section 1.17 below) will be accepted in full;

(c)  Tenders at the Buy-Back Price (other than Priority Tenders) will be scaled back on a pro rata basis; and

(d)  Tenders above the Buy-Back Price will not be accepted.

If the Buy-Back Price is $26.00 and the Bank determines that a scale back is required:

(a)  the Priority Allocation (see section 1.16 below) will be bought back from each shareholder who tendered Shares at $26.00 and/or as a Final Price Tender. If the shareholder tendered less than the Priority Allocation at those Tender Prices, all of those Shares will be bought back;

(b)  Priority Tenders will be accepted in full;

(c)  the balance of Tenders at $26.00 and Final Price Tenders (other than Priority Tenders) will be scaled back on a pro rata basis; and

(d)  Tenders above the Buy-Back Price will not be accepted.

When the scale back is calculated, all fractions will be rounded down to the nearest Share.

1.16 What is the Priority Allocation?

The Priority Allocation is 200 Shares or such lesser number of Shares as is required to ensure that the Bank is able to buy back only the number of Shares it determines to buy back. The Bank is offering the Priority Allocation to ensure that small shareholders are not disadvantaged by any scale back that may be required.

1.17 What is a Priority Tender?

A Priority Tender is a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have had a Small Holding (200 ordinary shares or fewer) at the Closing Date as a result of the scale back. If you become the registered holder of additional ordinary shares in the Bank after 20 February 2004 and you are still the registered holder of those shares at the Closing Date, your Tender will not be a Priority Tender. Priority Tenders will be accepted in full.

1.18 How will a scale back affect my Tender?

The details of any scale back will be announced as soon as possible after the Closing Date. The Bank expects to make this announcement no later than 29 March 2004. When the scale back is calculated, all fractions will be rounded down to the nearest Share.

Example

As an illustration, assuming 5 shareholders with various size holdings each tender Shares into the Buy-Back on the following basis:

Two alternate scenarios are examined.

Scenario 1 (example only)

In scenario 1, we assume the Buy-Back Price is determined to be $28.25* and there is a 31.2% scale back. The outcome of each Tender would be as follows:

Shareholder 1 tendered a total of 2,500 Shares at two different prices: 2,000 Shares at $30.50 and 500 Shares at $28.25. The Tender submitted at $30.50 would not be successful because the Tender Price is above the Buy-Back Price. The Tender submitted at $28.25 would be successful however only 344 of the 500 Shares tendered would be bought back, as a result of the 31.2% scale back (see scale back table below). This is not a Priority Tender as Shareholder 1 did not tender their entire holding at or below the Buy-Back Price.

Shareholder 2 tendered a total of 2,500 Shares at two different prices: 400 Shares at $28.25 and 2,100 Shares at $26.00. The Tender submitted at $28.25 would be successful and all 400 Shares would be bought back. Although the Shares were tendered at the Buy-Back Price, no scale back applies as this is a Priority Tender (see scale back table below). The Tender submitted at $26.00 would be successful and all 2,100 Shares would be bought back, as the Tender Price is below the Buy-Back Price.

Shareholder 3 tendered 1,800 Shares at $28.25. The Tender would be successful but only 1,238 of the 1,800 Shares tendered would be bought back, as a result of the 31.2% scale back (see scale back table below). This is not a Priority Tender as following the scale back, Shareholder 3 would be left with more than 200 Shares.

Shareholder 4 tendered 700 Shares as a Final Price Tender. The Tender would be successful and all 700 Shares would be bought back as any scale back does not apply to Final Price Tenders where the Buy-Back Price is above $26.00.

Shareholder 5 tendered 1,000 Shares as a Final Price Tender. The Tender would be successful and all 1,000 Shares would be bought back as any scale back does not apply to Final Price Tenders where the Buy-Back Price is above $26.00.

Scenario 1: Scale back table (example only)

NOTES:

(1)  A scale back of 31.2% means 68.8% of the Shares subject to scale back would be bought back (ignoring Priority Tenders).

(2)  When the scale back is calculated, all fractions are rounded down to the next Share (for example, Shareholder 2 tendered 400 Shares, therefore 400 x (1-0.312) = 275.2 which when rounded down equals 275).

Scenario 2 (example only)

In scenario 2 we assume the scale back remains at 31.2%, but the Buy-Back Price is assumed to be the bottom of the range, ie $26.00*. The outcome of each Tender would be as follows:

Shareholder 1 tendered at prices above the Buy-Back Price so no Shares would be bought back.

Shareholder 2 tendered a total of 2,500 Shares at two different prices: 400 Shares at $28.25 and 2,100 Shares at $26.00. The Tender submitted at $28.25 would not be successful as the Tender Price is above the Buy-Back Price. The Tender submitted at $26.00 would be successful but only 1,507 of the 2,100 shares tendered would be bought back, as a result of the 31.2% scale back (see scale back table below). This is not a Priority Tender as following the Priority Allocation and scale back, Shareholder 2 would be left with more than 200 Shares.

Shareholder 3 tendered 1,800 Shares at $28.25. The Tender would not be successful as the Tender Price is above the Buy-Back Price.

Shareholder 4 tendered 700 Shares as a Final Price Tender. The Tender would be successful and all 700 shares would be bought back as it is a Priority Tender (see scale back table below).

Shareholder 5 tendered 1,000 Shares as a Final Price Tender. As a result of the 31.2% scale back, Shareholder 5 would have 750 Shares bought back. This is not a Priority Tender as Shareholder 5 is left with more than 200 Shares (see scale back table below).

*     $26.00 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.10 for an explanation of how the Buy-Back Price will be calculated.

Scenario 2: Scale back table (example only)

NOTES:

(1)  Includes Final Price Tenders.

(2)  As the Buy-Back Price is at the bottom of the range and there is also a scale back, the Priority Allocation applies. Under the Priority Allocation, the first 200 Shares (or such lesser number) tendered are bought back from each successful shareholder before the scale back applies. For example, Shareholder 2 has 1,900 shares that are subject to scale back (2,100-200=1,900).

(3)  A scale back of 31.2% means 68.8% of the Shares subject to scale back would be bought back (ignoring Priority Tenders).

(4)  When the scale back is calculated, all fractions are rounded down to the next Share. For example, Shareholder 2 has 1,900 shares that are subject to scale back, therefore 1,900 x (1-0.312) = 1,307.2 which when rounded down equals 1,307. 1,307 Shares plus the Priority Allocation of 200 Shares equals 1,507 Shares.

(5)  Although Shareholder 4 and Shareholder 5 both tendered Shares as a Final Price Tender, as a result of the scale back and Priority Allocation, Shareholder 4 had less than 200 Shares and so the Priority Tender applies. On the other hand, Shareholder 5 was left with 250 Shares so the Priority Tender does not apply.

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1.19 How will any scale back affect shareholders who hold a relatively small number of Shares?

Priority Tenders

The scale back mechanism will not apply to Priority Tenders (see section 1.17 above).

Priority Allocations

If the Buy-Back Price is $26.00 and there is a scale back, the Priority Allocation will be bought back from each shareholder who tendered more than the Priority Allocation at $26.00 and/or as a Final Price Tender. Each shareholder who tendered, in aggregate, at $26.00 or as a Final Price Tender the Priority Allocation or less will have all the Shares tendered at that price bought back.

The Priority Allocation is 200 Shares or such lesser number of Shares as is required to ensure that the Bank is able to buy back only the number of Shares it determines to buy back.

1.20 What is the position of shareholders with 200 Shares or less under the tender process?

If you hold 200 Shares or less as at the Buy-Back record date, you may only lodge one Tender, either at one of the specified prices or as a Final Price Tender. You cannot split your holding and tender different parcels of your Shares at different prices.

1.21 How does the Buy-Back compare to selling my Shares on the stock market?

Depending on your individual circumstances, the Australian tax consequences for you if you successfully participate in the Buy-Back may be different than if you sold your Shares on-market (see section 2 for more details).

Also, to execute a share sale on the ASX you usually need to appoint a broker and pay brokerage. You should not need to appoint a broker or pay brokerage to participate in the Buy-Back.

However, you may be able to sell your Shares for a higher price on the ASX. The Bank’s market price on the ASX may be, or may move, higher than the Buy-Back Price during or after the Tender Period. It may also vary significantly in the future. By making the Invitation and in setting the tender range, the Bank is not making any recommendation or giving any advice on the value of your Shares, or whether (or how) you should sell your Shares.

Before you decide what to do with your Shares, the Bank strongly recommends that you seek professional advice.

1.22 What are the tax implications of selling my Shares in the Buy-Back?

The specific tax implications of selling your Shares into the Buy-Back will depend on your individual circumstances. Section 2 contains general information in relation to some of the Australian tax consequences of participating in the Buy-Back.

You should consult your professional adviser about the tax implications of participating in the Buy-Back given your own particular circumstances.

1.23 How have the Bank’s shares performed recently?

The closing price of the Bank’s shares on the ASX on 10 February 2004, being the last day before the Bank announced full details of the Buy-Back, was $30.97. The Bank’s highest and lowest market sale prices during each of the preceding four months were as follows:

NOTES: * High and low market prices up to 10 February 2004.

A graph indicating the share price performance of the Bank over the period from 1 July 2002 to 10 February 2004 is set out below:

1.24 How do I participate in the Buy-Back?

Step 1 – Decide how many Shares you wish to sell
To participate in the Buy-Back, you first need to decide how many Shares you wish to sell.

The personalised Tender Form enclosed with this booklet sets out the maximum number of Shares you can tender in the Buy-Back. You may tender any number of Shares up to this maximum number. You should not, before the Buy-Back Date, sell or offer to sell to others the Shares you have tendered in the Buy-Back, unless you first withdraw or amend your Tender (see section 1.25).

Step 2 – Decide your Tender Price(s)

Once you have determined the number of Shares you wish to sell, you need to indicate the price, or prices, at which you are willing to sell those Shares (the Tender Price(s)).

If you hold 200 Shares or less, all the Shares you offer to sell must be tendered either at one of the specified prices (from $26.00 to $31.25 per Share set out on the Tender Form) or as a Final Price Tender (see section 1.13). You cannot split your holding and tender different parcels of your Shares at different Tender Prices.

If you hold more than 200 Shares, you may tender the Shares you wish to sell at a specified price (from $26.00 to $31.25 per Share set out on the Tender Form) or as a Final Price Tender. You may also tender different parcels of the Shares you wish to sell at different Tender Prices. For example, you may tender one third of the Shares you wish to sell at a specified price of $27.50, one third at a specified price of $29.75 and one third as a Final Price Tender. However, you may not tender the same Shares at different Tender Prices. Each parcel of Shares tendered at a different Tender Price is a separate Tender.

Step 3 – Submit your Tender(s)

The way you submit your Tender will depend on the type of holding you have. This will be specified on your Tender Form.

(a)  Issuer Sponsored Holdings

Once you have determined the number of Shares you wish to sell and your Tender Price(s), you need to complete and sign your personalised Tender Form and return it to the Bank’s share registry. Your completed Tender Form must be received by the Bank’s share registry by 7.00pm Sydney time on Friday 26 March 2004 at:

If sending by mail
ASX Perpetual Registrars Limited
Commonwealth Bank of Australia
Buy-Back Tender
Locked Bag A14
Sydney South NSW 1235

If hand delivering
ASX Perpetual Registrars Limited
Commonwealth Bank of Australia
Buy-Back Tender
Level 8, 580 George Street
Sydney NSW 2000

You can use the enclosed reply-paid envelope if you are posting in Australia. Your Tender Form will not be accepted by the Bank unless it is actually received at either of the above addresses by 7.00pm Sydney time on Friday, 26 March 2004.

You should allow sufficient time for this to occur if you are sending your Tender Form by mail.

(b)  CHESS Holdings

Once you have determined the number of Shares you wish to sell and your Tender Price(s), you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7.00pm Sydney time on Friday, 26 March 2004. The name of the controlling participant who manages your CHESS Holding as at the Buy-Back record date is printed on your Tender Form. You should not send your Tender Form to the Bank’s share registry. If you are a CHESS Holder, you may receive written confirmation from CHESS of the Tenders made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by the Bank of any Tender.

1.25 Can I withdraw or amend my Tender?

Once you have submitted a Tender, you may only withdraw or amend your Tender by following the procedures set out below.

(a)  Issuer Sponsored Holdings

Withdrawal of Tenders

You may withdraw all of your Tenders by ticking the “Withdrawal” box on the Withdrawal/Amendment Form at the back of this booklet, completing your shareholder details, signing the form and sending it to the Bank’s share registry at the address provided so that it is received no later than 7.00pm Sydney time on Friday, 26 March 2004.

Amendment of Tenders

If you wish to change the terms of all or some of your Tenders or you wish to withdraw some (not all) of your Tenders, you must tick the “Amendment” box on the Withdrawal/Amendment Form at the back of this booklet, complete your shareholder details, complete the details of all of your Tenders on that form in accordance with the instructions shown on it and send it to the Bank’s share registry as specified above so that it is received no later than 7.00pm Sydney time on Friday, 26 March 2004.

The effect of amending your Tenders by submitting a Withdrawal/Amendment Form will be to withdraw all of your Tenders and replace them with the Tenders detailed on that form. On the Withdrawal/Amendment Form you will need to complete the details of all of the Tenders you wish to submit as if you had not previously submitted them.

(b)  CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your amendment or withdrawal no later than 7.00pm Sydney time on Friday, 26 March 2004. You should not send a Withdrawal/Amendment Form to the Bank’s share registry. The effect of your controlling participant withdrawing or amending one or more of your Tenders will be to withdraw those Tenders, and in the case of an amendment, to replace the amended Tenders with new Tenders. You will need to give your controlling participant instructions in relation to your new Tenders as if you had not previously submitted any Tenders.

If you are a CHESS Holder, you may receive written confirmation from CHESS of the withdrawals/amendments made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by the Bank of any Tender.

1.26 How can I obtain additional Tender and Withdrawal/Amendment Forms?

If you require any replacement Tender Forms or additional Withdrawal/Amendment Forms, please call the Buy-Back enquiry line on 1800 022 440 or +612 8280 7110 if you are calling from outside Australia.

1.27 How will I receive payment for Shares bought back?

If you have an existing direct credit authority for the payment of dividends on your Shares recorded on the Bank’s share register at 7.00pm on Friday, 26 March 2004, all proceeds due to you under the Buy-Back will be credited to your nominated bank account. If you wish to receive payment for Shares bought back in a form that is different from your current direct credit instructions for payment of dividends on your Shares, please contact ASX Perpetual Registrars Limited by 26 March 2004 on 1800 022 440 or +612 8280 7110 if you are calling from outside Australia.

In all other cases the Bank will send you a cheque for the proceeds. Cheques and direct credit advices will be sent, at your risk, by mail addressed to you at your address as shown on the Bank’s share register at 7.00pm on Friday, 26 March 2004. Payments to bank accounts and dispatch of cheques will be completed by 5 April 2004. Payments to the accounts and dispatch of cheques to the addresses specified above will satisfy the Bank’s obligation to pay you for any Shares bought back.

If you are a resident of New Zealand, the United Kingdom or the Fiji Islands and your Shares are bought back, the Bank will pay you the Buy-Back Price for each Share bought back in your local currency. Otherwise you will be paid in Australian dollars. To determine the amounts payable in currencies other than Australian dollars, the Buy-Back proceeds will be converted into the relevant currency at the applicable exchange rate on 29 March 2004 as determined by the Bank.

1.28 How long will the Buy-Back be open?

The Tender Period will be open on 8 March 2004 and close on 26 March 2004. The Bank may extend the Tender Period at its discretion but does not intend to do so. If extended, the Closing Date will be announced to the ASX.

1.29 Can I trade or deal with my Shares after submitting a Tender?

You should not sell or offer to sell the Shares you have tendered in the Buy-Back. Nor should you convert the Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa or move them between CHESS Holdings (for instance, if you change your HIN (holder identification number) or your controlling participant).

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a “subposition” in the Bank’s share register. The Bank will not be able to buy back those Shares unless they remain in the subposition. Also, you will not be able to successfully deal with those Shares until those Shares are released from the subposition. For the Shares to be released from the subposition you must withdraw or amend your Tender in accordance with the procedures set out in this booklet. Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell any of the Shares for which you have submitted a Tender. If you sell or offer to sell any Shares after you submit a Tender, and at the Buy-Back Date you do not hold at least the number of Shares you have tendered, the Bank may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date.

1.30 Will I still receive the interim dividend (and any DRP entitlement shares) if I participate in the Buy-Back?

All shareholders with a registered holding at 20 February 2004 will be entitled to receive the 79 cents per Share interim dividend.

Under the Buy-Back, Shares will not be bought back until 29 March 2004, which is after the interim dividend record date. As a result, you will still receive the interim dividend on any Shares that are bought back from you under the Buy-Back, as long as you are the registered holder of those Shares on 20 February 2004.

When the Buy-Back was announced, the Bank suggested shareholders who intended to sell all their Shares into the Buy-Back may consider revoking any existing DRP participation. If you did not revoke your participation in the DRP by 20 February 2004, you will receive shares under the DRP even though you may have tendered some or all of your Shares in the Buy-Back.

1.31 What plans does the Bank have under which I may sell shares in the Bank?

Following completion of the Buy-Back, the Bank intends to offer a share sale facility (“SSF”) through which small shareholdings can be sold in an efficient manner. The price achieved under this facility may be higher or lower than the Buy-Back Price.

1.32 What plans does the Bank have under which I may buy shares in the Bank?

The Bank has announced that it intends to implement a share purchase plan (“SPP”) under which, irrespective of the size of their holding, holders of ordinary shares at a record date which is after both the Buy-Back and the issue of ordinary shares under the DRP, will be entitled to subscribe approximately $5,000 for new ordinary shares in the Bank. The subscription price will be set by reference to the market price of the Bank’s shares during a specified period after the close of the Buy-Back. The price of shares under the SPP may accordingly be higher or lower than the Buy-Back Price.

     2.     Australian tax implications for shareholders

A summary of the Australian tax implications of participating in the Buy-Back for Australian resident individuals, Australian complying superannuation entities, Australian resident companies and non-residents that hold their Shares on capital account is set out below.

The summary does not apply to shareholders who hold their Shares on revenue account or to shareholders who are professional share traders, banks or insurance companies. The summary is based on income tax legislation and practice in force as at the date of this booklet, unless otherwise indicated. The summary is of a general nature only and is neither exhaustive nor definitive. It is not intended to be advice and should not be relied upon as such.

The Bank has applied for a class ruling from the ATO on behalf of shareholders who participate in the Buy-Back which is expected to confirm a number of the statements contained in this summary. Whilst it is not anticipated to be the case, it is possible that the class ruling issued by the ATO could express views contrary to those set out below. You should consult your professional adviser about the tax implications of participating in the Buy-Back in your own particular circumstances.

2.1 General

The Buy-Back will constitute an “off market” buy-back for the purposes of the tax legislation.

For capital gains tax (“CGT”) purposes, a shareholder participating in the Buy-Back will be taken to have disposed of their Shares on completion of the Buy-Back, which is anticipated to occur on 29 March 2004.

For CGT purposes, in calculating any capital gain or loss on the disposal, the shareholder is taken to have received an amount which would have been the market value of the Share at the time of the Buy-Back if the Buy-Back did not occur and was never proposed to occur.

The ATO has recently released draft taxation determination TD2004/D1. TD2004/D1 provides the ATO’s view on an appropriate methodology to calculate the market value of a share at the time of a buy-back if the buy-back did not occur and was never proposed to occur (“Tax Value”). Certain taxation consequences arise if a share is bought back for a price which exceeds or is less than this Tax Value. The Bank does not intend to set the Buy-Back Price at a price in excess of the Tax Value. See section 2.5 below for details on TD2004/D1 and the Tax Value.

2.2 Australian resident individual and complying superannuation entity shareholders

(a)  Income tax

An Australian resident individual or a complying superannuation entity shareholder participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the difference between $11.00 and the Buy-Back Price in respect of each Share bought back. The cash amount of the deemed dividend, together with the attached franking credit, will be required to be included in the shareholder’s assessable income. The shareholder should generally be entitled to a tax offset equal to the amount of the franking credit which may be used to reduce the total tax payable by the shareholder on their taxable income. If the tax offset exceeds the total tax payable by the shareholder on their taxable income, the shareholder may be entitled to a refund of the excess.

(b)  Capital gains tax

For CGT purposes, an Australian resident individual or complying superannuation entity shareholder participating in the Buy-Back will be deemed to have disposed of each Share bought back for deemed capital proceeds of $11.00 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price. This is irrespective of the Buy-Back Price. A shareholder’s cost base in a Share will generally be the amount the shareholder paid to acquire the Share, together with any incidental costs of acquisition such as stamp duty and brokerage.

A capital loss will arise to the extent that the cost base of the Share bought back (without indexation for inflation) exceeds the deemed capital proceeds. A capital loss may only be used to offset capital gains of the shareholder. Unused capital losses may be carried forward to later income years.

The calculation of any capital gain in respect of Shares bought back will depend upon whether the Shares were acquired after or before 11.45 a.m. (EST) on 21 September 1999 (“the Relevant Time”).

(i)  Shares acquired after the Relevant Time

A shareholder who acquired their Shares after the Relevant Time and has held their Shares for at least twelve months at the time of disposal under the Buy-Back must apply the discount capital gain method in calculating any capital gain on disposal. Pursuant to this method, a resident individual shareholder will include in assessable income one-half, and a complying superannuation entity two-thirds, of any realised nominal gain, being the excess of the deemed capital proceeds over the cost base of the Share. In applying the discount capital gain method, any prior year or current year capital losses of the shareholder must be applied against the realised nominal gain before multiplying the resultant gain by one-half or two thirds, as applicable.

Where the shareholder has held their Shares for less than twelve months, any capital gain will be calculated in the ordinary manner (i.e. as the excess of deemed capital proceeds over cost base).

No indexation of cost base for inflation will be available to such shareholders.

(ii)  Shares acquired before the Relevant Time

A shareholder who acquired their Shares before the Relevant Time will have the choice of applying the discount capital gain method described above or, alternatively, may calculate the capital gain as the difference between the deemed capital proceeds and the cost base of the Share indexed for inflation up to 30 September 1999.

(iii)  Illustrative Examples

The tables below illustrate the tax implications of participating in the Buy-Back for resident individual shareholders on varying marginal tax rates, assuming alternative cost bases in Shares of $10.00 and $25.00. The results depicted in the tables are hypothetical only and are based on a number of assumptions (as indicated). Table A illustrates a situation in which the Buy-Back Price is $28.25 and Table B illustrates a situation in which the Buy-Back Price is $26.00. In both examples the Tax Value is assumed to be $29.16. The Tax Value will change depending on the movement in the S&P/ASX200 Index up to the close of the Buy-Back.

	Your income		Your income		Your income		Your income
Table A	$6,001 – $21,600		$21,601 – $52,000		$52,001 – $62,500		$62,500+

Tax payable by individuals	18.5% marginal tax rate		31.5% marginal tax rate		43.5% marginal tax rate		48.5% marginal tax rate

Assumed cost base	$10.00	$25.00	$10.00	$25.00	$10.00	$25.00	$10.00	$25.00
Income tax consequences
Assumed fully franked dividend	$17.25	$17.25	$17.25	$17.25	$17.25	$17.25	$17.25	$17.25
Add: gross up for franking credits	$7.39	$7.39	$7.39	$7.39	$7.39	$7.39	$7.39	$7.39

Assessable income	$24.64	$24.64	$24.64	$24.64	$24.64	$24.64	$24.64	$24.64
Tax on that assessable income[1]	$(4.56)	$(4.56)	$(7.76)	$(7.76)	$(10.72)	$(10.72)	$(11.95)	$(11.95)

After tax proceeds plus franking credits[2]	$20.08	$20.08	$16.88	$16.88	$13.92	$13.92	$12.69	$12.69

Capital gains tax consequences
Capital component of the Buy-Back Price	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00
Adjustment for excess of Tax Value[3]	$0.91	$0.91	$0.91	$0.91	$0.91	$0.91	$0.91	$0.91
Assumed cost base	$10.00	$25.00	$10.00	$25.00	$10.00	$25.00	$10.00	$25.00

Nominal capital gain/(loss) on disposal[4]	$1.91	$(13.09)	$1.91	$(13.09)	$1.91	$(13.09)	$1.91	$(13.09)
Discount capital gain/ (loss)[4,5]	$0.96	$(6.55)	$0.96	$(6.55)	$0.96	$(6.55)	$0.96	$(6.55)

Tax impact of loss/(capital gain)[1,5,6]	$(0.18)	$1.21	$(0.30)	$2.06	$(0.42)	$2.85	$(0.46)	$3.17

After tax proceeds[1,5,6]	$10.82	$12.21	$10.70	$13.06	$10.58	$13.85	$10.54	$14.17

Total after tax proceeds[1,5,6,7]	$30.91	$32.29	$27.58	$29.94	$24.51	$27.77	$23.23	$26.87

(1) For the purposes of the analysis it is assumed that the marginal tax rate includes the Medicare Levy at a rate of 16%.
      The liability of an individual to pay the Medicare Levy depends on the individual's own circumstances.
(2) This assumes that the individual is fully entitled to franking credit benefits.
(3) This assumes that the Tax Value of the Shares is $29.16. The Tax Value will change, depending on the movement in the S&P/ASX200
      Index up to the close of the Buy-Back.
(4) Capital losses can only be offset against capital gains.
(5) This assumes individuals will be able to fully utilise capital losses to offset capital gains.
(6) This assumes the discount capital gain method applies.
(7) Amounts have been rounded up or down, as appropriate.

	Your income		Your income		Your income		Your income
	$6,001-$21,600		$21,601-$52,000		$52,001-$62,500		$62,500+

	18.5% marginal tax		31.5% marginal tax		43.5% marginal tax		48.5% marginal tax
Table B	rate		rate		rate		rate
Tax payable by individuals

Assumed cost base	$10.00	$25.00	$10.00	$25.00	$10.00	$25.00	$10,00	$25.00

Income tax consequences
Assumed fully franked dividend	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00	$15.00
Add gross up for franking credit	$6.43	$6.43	$6.43	$6.43	$6.43	$6.43	$6.43	$6.43

Assessable income	$21.43	$21.43	$21.43	$21.43	$21.43	$21.43	$21.43	$21.43
Tax on that assessable income[1]	$(3.96)	$(3.96)	$(6.75)	$(6.75)	$(9.32)	$(9.32)	$(10.39)	$(10.39)

After tax proceeds plus franking credits[2]	$17.47	$17.47	$14.68	$14.68	$12.11	$12.11	$11.04	$11.04

Capital gains tax consequences
Capital component of the Buy-Back Price	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00	$11.00
Adjustment for excess of Tax Value[3]	$3.16	$3.16	$3.16	$3.16	$3.16	$3.16	$3.16	$3.16
Assumed cost base	$10.00	$25.00	$10.00	$25.00	$10.00	$25.00	$10.00	$25.00

Nominal capital gain/(loss) on disposal[4]	$4.16	$(10.84)	$4.16	$(10.84)	$4.16	$(10.84)	$4.16	$(10.84)
Discount capital gain/(loss)[4,6]	$2.08	$(5.42)	$2.08	$(5.42)	$2.08	$(5.42)	$2.08	$(5.42)

Tax impact of loss/(capital gain)[1,5,6]	$(0.38)	$1.00	$(0.66)	$1.71	$(0.90)	$2.36	$(1.01)	$2.63

After tax proceeds[1,5,6]	$10.62	$12.00	$10.34	$12.71	$10.10	$13.36	$9.99	$13.63

Total after tax proceeds [1,5,6,7]	$28.08	$29.47	$25.02	$27.39	$22.20	$25.47	$21.03	$24.67

(1)	For the purposes of the analysis it is assumed that the marginal tax rate includes the Medicare Levy at a rate of 1.6%. The liability of an individual to pay the Medicare Levy depends on the individual’s own circumstances.

(2)	This assumes that the individual is fully entitled to franking credit benefits.

(3)	This assumes that the Tax Value of the Shares is $29.16. The Tax Value will change, depending on the movement in the S&P/ASX200 Index up to the close of the Buy-Back

(4)	Capital losses can only be offset against capital gains.

(5)	This assumes individuals will be able to fully utilise capital losses to offset capital gains.

(6)	This assumes the discount capital gain method applies.

(7)	Amounts have been rounded up or down, as appropriate.

2.3 Australian resident company shareholders

(a)  Income tax

An Australian resident company shareholder participating in the Buy-Back will be deemed to have received a fully franked dividend equal to the difference between $11.00 and the Buy-Back Price in respect of each Share bought back. The cash amount of the deemed dividend, together with the attached franking credit, will be required to be included in the shareholder’s assessable income. The shareholder should generally be entitled to a tax offset equal to the amount of the franking credit which may be used to reduce the total tax payable by the shareholder on its taxable income. Company shareholders are not entitled to a refund of excess franking credits. A company shareholder should also be entitled to credit its franking account for an amount equal to the franking credit on the deemed dividend.

b) Capital gains tax

An Australian resident company shareholder will realise a capital gain on disposal of their Shares under the Buy-Back to the extent that the deemed capital proceeds ($11.00 plus the amount (if any) by which the Tax Value exceeds the Buy-Back Price) exceed the cost base of the Shares. A resident company shareholder that acquired their Shares before the Relevant Time will be entitled to index the cost base of those Shares up to 30 September 1999 when calculating any capital gain. Companies are not eligible for discount capital gains treatment.

It is noted that the position under the tax legislation as currently enacted with respect to the realisation of capital losses by companies under an off market buy-back has changed as a result of the removal of the intercorporate dividend rebate and its replacement with the tax offset provisions for companies. Under the current law, an Australian resident company shareholder would realise a capital loss to the extent that the cost base of the Share bought back (without indexation for inflation) exceeded the deemed capital proceeds. The previous position under the law was that a company would only be entitled to a capital loss in circumstances where the cost base of the Share bought back (without indexation for inflation) exceeded the Buy-Back Price. It is possible that the law will be amended with retrospective effect to reinstate the previous position with respect to the realisation of capital losses by companies under off-market buy-backs where the deemed dividend component is franked. Company shareholders should seek their own independent advice as to the status of the law with respect to this issue.

2.4 Non-resident shareholders

(a)  Income tax

As the deemed dividend arising on the Buy-Back will be fully franked, a non-resident shareholder will not be liable to Australian withholding tax on any part of the Buy-Back Price.

(b)  Capital gains tax

Where a non-resident shareholder (together with any associates) has at all times in the preceding five years held less than 10% by value of the issued shares of the Bank, no CGT implications should arise to that non-resident shareholder from participating in the Buy-Back.

2.5 Draft Tax Determination TD2004/D1

Draft taxation determinations may not be relied on by taxpayers as they represent the preliminary, though considered, views of the ATO and are not a ruling.

In TD2004/D1, the ATO has indicated that, in its view, the Tax Value should be determined as the volume weighted average closing price (“VWACP”) of the Shares over the last five trading days before the first announcement of the Buy-Back adjusted for the movement in the S&P/ASX 200 Index from the first announcement date up to the close of trading on the day the Buy-Back closes (expected to be 26 March 2004). The Bank has received confirmation from the ATO that an appropriate methodology for determining the Tax Value is:

TD2004/D1 indicates that the ATO may vary this valuation methodology in appropriate cases to take account of a company’s particular circumstances. If the movement in the S&P/ASX200 Index is significantly different from the movement in the Bank’s market price over the relevant period, the Bank may approach the ATO to seek to vary the Tax Value methodology.

*     3,286.3 was the closing of the S&P / ASX 200 Index on 10 February 2004.

2.6 Denial of franking credit benefits

Shareholders participating in the Buy-Back should be aware of a number of anti-avoidance rules in the tax legislation which are designed, inter alia, to discourage trading in franking credits. These measures can apply to all shareholders generally, or to particular shareholders on the basis of their specific circumstances. Where these rules apply, a shareholder could be denied the benefit of tax offsets (and in the case of a company shareholder, franking credits) attributable to the franked dividend component of the Buy-Back Price.

Based on discussions with the ATO, the Bank understands that the Commissioner of Taxation will not make a determination to deny all shareholders generally the benefit of tax offsets (and franking credits) on the franked dividend component of the Buy-Back Price.

In terms of a shareholder’s individual circumstances, the period of time the Shares have been held and any other related arrangements the shareholder has in relation to those Shares will be relevant.

In particular, the “45 day rule” requires that ordinary shares be held at risk for a period of 45 days (excluding the days of acquisition and disposal) within a period beginning on the date those shares were acquired and ending 45 days after the shares became ex dividend, in order to qualify for the benefit of tax offsets and franking credits attaching to dividends on those shares (including the franked dividend component of the Buy-Back Price). The 45 day rule operates on a last-in-first-out basis, so that a shareholder will be deemed to have disposed of their most recently acquired shares for the purposes of applying the 45 day rule. On the basis that the Buy-Back Price should not vary on or after 28 March 2004, a shareholder participating in the Buy-Back will not be regarded as holding their Shares at risk from that date. Consequently, a shareholder who acquired Shares on or after 12 February 2004 would fail the 45 day rule in respect of those Shares. A shareholder who acquired their Shares before this date could also fail the 45 day rule if the shareholder had entered into arrangements in relation to their Shares (for example, hedging arrangements) which meant that the shareholder had materially reduced risk in relation to those Shares.

The Government announced by way of a press release dated 11 November 1999 that it intended to review the holding period for the 45 day rule with a view to reducing it. No legislation in this regard has yet been introduced.

Pursuant to the “related payments rule”, where a shareholder is under an obligation to make a related payment in respect of the franked dividend component of the Buy-Back Price, the shareholder will need to be at risk in relation to the relevant Shares for a period of 45 days during a specified period in order to qualify for the benefit of the tax offset and franking credits.

For an individual shareholder, an exemption from the 45 day rule should be available if the shareholder has a total franking credit tax offset entitlement of $5,000 or less (in respect of all of their holdings of shares and interests in shares) for the 2004 income year. Whilst recent changes to the tax law have affected the technical availability of this exemption, the Government has indicated in a Press Release dated 27 September 2002 that it intends to amend the law to ensure this exemption continues to be available. This exemption does not apply to the related payments rule.

     3.     Effect of the Buy-Back on the Bank

Following the Buy-Back, the Bank expects to remain strongly capitalised. While the precise impact of the Buy-Back cannot be determined until the Buy-Back Price and the size of the Buy-Back is known, the Buy-Back is expected to improve the Bank’s earnings per Share and return on equity.

The amount of franking credits that the Bank will distribute to share-holders under the Buy-Back will also not be known until the Buy-Back Price and the total size of the Buy-Back are determined. In any event, the Bank expects to be able to continue to fully frank its dividends.

3.1 Statement of Financial Position

The table below sets out the Bank’s Consolidated Statement of Financial Position as at 31 December 2003 and Consolidated Pro forma Statement of Financial Position post the Buy-Back and the other capital management initiatives outlined in section 3.5. The pro forma assumes that as at 31 December 2003, $500 million of Shares were bought back at a Buy-Back Price of $28.25*, $742 million of PERLS II were issued (net of expenses), there was a net $200 million increase in Lower Tier 2 capital, the 2003/04 interim dividend was paid, the related DRP shares (assuming 19% participation) were issued, and say, $150 million of ordinary shares were issued under the SPP.

Consolidated Statement of Financial Position		Pro Forma (incl.
		implementation of the
As at 31 December 2003		capital management
(A$million)	Actual	strategy)[1]

Assets

Cash and liquid assets	5,892	5,677
Receivables due from other financial institutions	7.620	7.620
Trading securities	12,134	12,134
Investment securities	11,811	11,811
Loans, advances and other receivables	175,982	175,982
Bank acceptances of customers	13,734	13,734
Insurance investment assets	27,955	27,955
Deposits with regulatory authorities	95	95
Property, plant and equipment	1,027	1,027
Investment in associates	251	251
Intangible assets	4,867	4,867
Other assets	24,511	24,511

Total assets	285,879	285,664

(1)	$28.25 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.10 for an explanation of how the Buy-Back Price will be calculated.

Liabilities

Deposits and other public borrowings	158,914	158,914
Payables due to other financial institutions	5,846	5,846
Bank acceptances	13,734	13,734
Provision for dividend	12	12
Income tax liability	999	999
Other provisions	1,041	1,041
Insurance policyholder liabilities	23,992	23,992
Debt issues	33,157	33,157
Bills payable and other liabilities	19,193	19,193

	256,888	256,888

Loan Capital[2]	5,790	5,990

Total liabilities	262,678	262,878

Net assets	23,201	22,786

Shareholders’ Equity

Share Capital:
Ordinary share capital[3,4,6]	12,885	13,029
Preference share capital	687	687
Other equity instruments[6]	832	1,574
Reserves	3,626	3,626
Retained profits[3,7]	2,996	1,695

Shareholders’ equity attributable to members of the Bank	21,026	20,611

Outside Equity Interests:
Controlled entities	304	304
Insurance statutory funds and other funds	1,871	1,871

Total outside equity interests	2,175	2,175

Total shareholders’ equity	23,201	22,786

(1)	The Pro forma Consolidated Statement of Financial Position is adjusted to show the effect of all of the capital management initiatives outlined in section 3.5 assuming they had occurred on 31 December 2003.

(2)	On 10 February 2004, the Bank issued $500 million subordinated medium term notes. The notes mature in 2014 and are callable in 2009. They qualify as Lower Tier 2 capital and replace $300 million of Lower Tier 2 capital redeemed on 10 February 2004, resulting in a net increase of $200 million in Lower Tier 2 capital.

(3)	Assumes the Buy-Back Price is $28.25 and the number of shares bought back under the tender is 17,699,115 resulting in a buy-back of $500 million of shares. On the basis of a $28.25 Buy-Back Price, the $11.00 capital component of the buy-back price reduces share capital by $195 million and the remaining $17.25 fully franked dividend component reduces retained profits by $305 million.

(4)	Based on an estimated $189 million of the 2003/04 interim dividend being reinvested in ordinary shares through the DRP (assuming 19% participation).

(5)	The pro forma assumes the issue of $150 million of shares under the SPP.

(6)	On 6 January 2004, a wholly owned entity of the Bank (Commonwealth Managed Investments Limited as Responsible Entity of the PERLS II Trust) issued $742 million PERLS II, net of associated issue expenses of $8 million.

(7)	The Bank will pay a fully franked interim dividend of 79 cents per share amounting to $996 million for the half year ended 31 December 2003.

On cancellation of the Shares following completion of the Buy-Back, the Bank will debit the share capital account with an amount equal to $11.00 multiplied by the number of Shares bought back. The difference between the Buy-Back Price and $11.00 (multiplied by the number of Shares bought back) will be debited to retained profits.

3.2 How will the Buy-Back be funded?

The maximum amount required to be paid out by the Bank under the Buy-Back is approximately $550 million. The cash which the Bank will use to pay shareholders whose Tenders are accepted will be funded through the Bank’s normal liquidity management activities.

3.3 What effect will the Buy-Back have on the Bank’s issued ordinary shares?

As at 31 December 2003, the Bank had on issue 1,261.1 million ordinary shares. Assuming a total of $500 million worth of Shares are bought back, the table below sets out the number of Shares and the percentage of total issued shares which would be bought back at different Buy-Back Prices. All Shares that the Bank buys back will be cancelled.

Assumed	Number of	% of Total
Buy-Back	Shares Bought	Issued
Price	Back (million)	Ordinary Shares
$26.00	19.2	1.52%
$26.75	18.7	1.48%
$27.50	18.2	1.44%
$28.25	17.7	1.40%
$29.00	17.2	1.37%

Assumed	Number of	% of Total
Buy-Back	Shares Bought	Issued
Price	Back (million)	Ordinary Shares
$29.75	16.8	1.33%
$30.50	16.4	1.30%
$31.25	16.0	1.27%

3.4 Interim results

On 11 February 2004, the Bank announced its interim results for the half year ended 31 December 2003.

The Bank’s net profit after tax (statutory basis) for the half year ended 31 December 2003 was $1,243 million. This is against a net profit after tax of $622 million for the half year ended 31 December 2002, which included a reduction in the appraisal value of controlled entries of $426 million, compared with an increase of $165 million in the appraisal value in the current period.

On a cash basis*, net profit after tax for the half year ended 31 December 2003 was $1,240 million, an increase of 3% on the prior comparative period. The result includes after tax expenses of $346 million related to the Which new Bank service transformation.

The result reflects the strong performance of the Bank’s Australian and New Zealand banking operations, significantly higher profit growth in the insurance business compared with the same time last year, and a rebound from funds management since June 2003 as global equity markets continue to recover.

On a statutory basis, earnings per share was 96 cents. On a cash basis, earnings per share was 96 cents, an increase of 1% on the prior comparative period.

Directors declared an interim dividend of 79 cents per share, fully franked, an increase of 10 cents on the prior comparative period.

*     “Cash basis” is defined as net profit after tax and before goodwill amortisation and life insurance and funds management appraisal value uplift/(reduction).

3.5 Capital management strategy and ratios

The Bank’s capital management philosophy is to maintain the appropriate level and mix of capital to enhance efficiency and maximise shareholder value whilst maintaining adequate capital to sustain its credit rating, support underlying growth and business risks and meet regulatory capital requirements.

The Bank utilises a range of capital management initiatives to ensure it maintains the optimal mix of capital. Recent initiatives undertaken include the issue of $750 million of PERLS II by a subsidiary of the Bank which qualifies as Tier 1 regulatory capital and the issue of $500 million subordinated medium term notes which qualify as Lower Tier 2 capital. These notes replace $300 million of Lower Tier 2 capital redeemed on 10 February 2004.

Following completion of the Buy-Back, the Bank intends to provide eligible shareholders with the opportunity to increase or decrease their shareholding free of brokerage through a SPP and SSF respectively. These facilities are designed to enable eligible shareholders to efficiently manage their shareholdings and are additional capital management tools for the Bank.

The Bank is subject to regulation by APRA under the authority of the Banking Act 1959. APRA has set minimum ratios that compare the regulatory capital held to on-balance sheet and off-balance sheet assets, weighted for risk. The minimum ratios are

4% for Tier 1 Capital and 8% for the Total Capital Ratio. As detailed in the table below, the Bank targets Tier 1 Capital and Total Capital Ratios in excess of these minimum ratios.

Following the Buy-Back, the Bank’s capital ratios will decline, however the Bank will continue to remain strongly capitalised. The table below sets out the Bank’s capital ratios as at 31 December 2003 on an actual and pro forma basis assuming a $500 million Buy-Back, the $750 million issue of PERLS II, the net $200 million increase in Lower Tier 2 capital and say, a $150 million SPP issue.

	Actual as at	Pro forma as at
	31 December 20031	31 December 20032	Target range
Tier 1 Ratio	7.26%	7.51%	6.5 - 7.0%
Total Capital	9.46%	9.84%	9.0 - 11.0%

(1)  Includes a deduction for the 2003/04 interim dividend and the addition of the related DRP shares (assuming 19% participation).

(2)  Adjusted for $750 million PERLS II, an issue and redemption of Lower Tier 2 capital (net $200 million increase), an assumed $500 million Buy-Back and an assumed $150 million SPP

3.6 Outlook for the Bank

The global economy is expected to continue its strong growth in the short term. However, a number of medium-term structural issues remain, including the US current account deficit and the exchange rate re-alignment currently underway.

Factors influencing the Australian economy remain, on balance, positive and are expected to remain so for the first half of 2004. Beyond that, the interplay between household debt and interest rates, house prices and household wealth and the Australian Dollar could result in a slowing in credit growth.

Subject to market conditions being maintained, the Bank is targetting growth in cash EPS exceeding 10% compound annual growth rate (CAGR) over the three years to 30 June 2006, which is expected to be ahead of the industry growth for the period. The Bank also expects to improve productivity by between 4-6% CAGR over this period and aims to grow profitable market share across major product lines and increase the dividend per share every year.

Growth in cash earnings was sufficient to offset Which new Bank expenses in the first half. The Bank reiterates the views expressed at the AGM that:

“At this stage, there appears to be sufficient momentum in the economy to support solid underlying earnings growth for the full year, although the rate of growth may moderate in the second half.

The Bank will add back the non-recurring transformation charges, in considering the amount to be distributed as dividends to shareholders. Consequently, as indicated in the Which new Bank announcement, we expect to be able to continue the uninterrupted pattern of increased dividends that we have been able to deliver since privatisation.”

In respect of Which new Bank, early signs of the positive impact of some of the initiatives on the Bank’s culture, processes and performance confirm that the course we are taking is the right way forward.

The Bank remains extremely well positioned to meet the challenges ahead and will benefit from scale, breadth of services and strength of its proprietary distribution systems.

       4.     Additional information on the Buy-Back

4.1 What is the effect of submitting a Tender?

A Tender constitutes an offer to sell the tendered Shares to the Bank on the terms and conditions of this Invitation and the Tender. A Tender does not, of itself, constitute a binding contract for the sale of those of your Shares which you have offered to sell and cannot be enforced against the Bank unless and only to the extent that it is accepted by the Bank. The Bank’s acceptance of a Tender under the Invitation constitutes a binding agreement between you and the Bank on the terms and conditions of this Invitation and the Tender.

By tendering your Shares into the Buy-Back, you irrevocably and unconditionally:

-     waive any requirement to receive notice from the Bank of its acceptance of any Tender made by you before a Buy-Back Contract is entered into and becomes binding on you;

-     agree that the Bank’s announcement on the Buy-Back Date is effective notice of communication of the Bank’s acceptance of those of your Tenders that are submitted at or below the Buy-Back Price or as a Final Price Tender (adjusted in accordance with the terms and conditions of this Invitation) and which are submitted in accordance with this Invitation (or treated by the Bank as being so submitted) and which are not rejected by the Bank, and the Bank’s rejection of any other Tenders. You waive any requirement to receive any other notice or communication from the Bank of its acceptance or rejection of any Tender submitted by you;

-     offer to sell to the Bank on the Buy-Back Date the number of Shares nominated for sale in your Tender (adjusted in accordance with the terms and conditions of this Invitation) on the terms and conditions set out in this Invitation and the Tender Form;

-     warrant to the Bank that at any time you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, you are the registered holder of the Shares which you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;

-     warrant to the Bank that you are a person to whom the Invitation may lawfully be made, or a person whose participation in the Buy-Back is permitted under the laws of Australia and the jurisdiction in which you are resident;

-     authorise the Bank (or its officers or agents) to correct any error in or omission from your Tender Form or Withdrawal/Amendment Form, and to insert any missing details;

-     agree not to sell Shares to any other person if, as a result, you will at any time following submission of your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered under this Invitation;

-     agree that if you breach any of these covenants, undertakings, agreements, warranties or authorisations, you will indemnify the Bank for all of its costs arising from the breach; and

-     agree that the Bank’s decision to accept your Tender is conditional upon you complying with the covenants, undertakings, agreements, warranties and authorisations set out above.

You will be taken to have tendered your nominated Shares in the Buy-Back when we receive your validly signed and completed Tender Form or, if you have a CHESS Holding, when your controlling participant processes your Tender through CHESS.

4.2 Bank’s right to waive requirements and correct errors

The Bank may, in its sole discretion and at any time, deem any Tender it receives to be a valid Tender, disregard any Tender it believes should be disregarded and may waive any or all of the requirements for making a Tender.

It may do each of these things in relation to some, all or any number of Tenders it receives, in its absolute discretion.

If you nominate in your Tender a number of Shares in excess of the total number of Shares that you are entitled to sell, you will be deemed to have offered only the total number of Shares you held at 7.00pm on the Closing Date; and, if you have nominated more than one price:

(a)  it will be deemed, first, that the excess Shares were offered at the highest price you selected;

(b)  if, after applying (a) above, there are still excess Shares, it will be deemed that those excess Shares were offered at the next highest price you selected;

(c)  if, after applying (b) above, there are still excess Shares, then (b) will be reapplied to those excess Shares until there are no longer any excess Shares.

If you sell Shares during the Tender Period such that you do not at the Buy-Back Date hold at least the number of Shares you successfully tendered, the Bank may in its absolute discretion, either:

(1)  reject your Tender in its entirety; or

(2)  treat your Tender as if you had offered only the number of Shares you hold at 7:00pm on the Closing Date, in which case, if you tendered Shares at more than one Tender Price you will be treated as set out in paragraphs (a), (b) and (c) above.

4.3 Size of the Buy-Back

ASIC has granted the Bank an exemption under subsection 257D(4) of the Corporations Act to permit the Bank to conduct the Buy-Back similarly to an equal access scheme. Further details of the exemption granted by ASIC are set out in section 4.12.

Under the Corporations Act, the Bank may, without shareholder approval, buy back any number of Shares under an equal access scheme, provided that the number of votes attaching to voting shares bought back in the buy-back and in any other Buy-Back conducted in the last 12 months, does not exceed 10% of the smallest number, at any time during the 12 months preceding the Buy-Back, of votes attaching to the Bank’s voting shares. Although this limit would permit it to buy back around 126 million shares, the Bank will not buy back more than 21.2 million Shares under this Buy-Back, and retains the discretion to buy back any lesser number of Shares.

4.4 The Bank’s right to vary times and dates

Although the Bank does not expect to change the dates and times set out in the Buy-Back Documents, it reserves the right to make such changes without notifying you personally. The Bank will make a public announcement of any such changes to the ASX

4.5 Shareholders with more than one holding of Shares

You will receive a personalised Tender Form for each separate registered holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms). You may tender Shares in the Buy-Back from any or all of your separate registered holdings provided that you submit a Tender and follow the instructions on each Tender Form for each holding you wish to tender. Any scale back that applies to Shares tendered from more than one of your registered holdings of Shares will be applied to each of those registered holdings as if they were held by different persons.

4.6 Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) and you have an Issuer Sponsored Holding, you must complete and return the Tender Form in accordance with the instructions for joint holdings on the Tender Form.

4.7 Shares held by trustees and nominees

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to submit an aggregated Tender on behalf of all beneficial owners. In the case of Issuer Sponsored Holdings, the trustee or nominee should send an aggregated Tender Form to the Bank’s share registry by 7.00 pm 26 March 2004. For CHESS Holdings, the trustee or nominee will need to aggregate all Tenders received from beneficial owners and provide instructions to its controlling participant in time for the Tender to be processed by 7.00 pm 26 March 2004. Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered shareholder basis.

4.8 Margin lending and OCH collateral arrangements

If you hold Shares under margin lending arrangements or OCH collateral arrangements or if they are held as security for a loan, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements or loan documentation.

4.9 Restrictions on the payment of Buy-Back proceeds

The Bank will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so under Australian law.

4.10 Rights under this Invitation cannot be transferred

You cannot transfer your rights under this Invitation. Those rights are personal to you.

4.11 Directors’ entitlements

The Bank has determined that Directors and Group Executives as well as those executives involved in implementing the Buy-Back should not participate in the Buy-Back. As at 11 February 2004, the Directors of the Bank held or had a relevant interest in the following ordinary shares and options over unissued ordinary shares of the Bank:

	Shares
Director	Direct	Indirect	Options
Mr J T Ralph, AC	10,109	12,587	—
Dr J M Schubert	11,320	—	—
Mr D V Murray	270,226	206,427	1,250,000
Mr N R Adler, AO	2,384	6,698	—
Mr R J Clairs, AO	2,297	10,000	—
Mr A B Daniels, OAM	2,212	—	—
Mr C R Galbraith, AM	7,184	—	—
Ms S C Kay	719	1905	—
Mr W G Kent, AO	8,631	4,000	—
Mr F D Ryan	2,322	4,000	—
Mr F J Swan	2,609	1,956	—
Ms B K Ward	4,511	—	—

Note: Directors may have a relevant interest in other securities in the Bank or its related bodies corporate.

4.12 ASIC and ASX Relief

ASIC has granted the Bank an exemption under subsection 257D(4) of the Corporations Act. This exemption permits the Bank:

(a)  to conduct the Buy-Back similarly to the conduct of an equal access buy-back in accordance with Division 2 of Part 2J.1 of the Corporations Act;

(b)  to use the scale back mechanism described in section 1.15;

(c)  to invite all shareholders to offer for sale Shares (other than shares held by employees that are subject to restrictions on disposal) in accordance with the terms and conditions set out in the Buy-Back Documents rather than the Bank offering to buy back such Shares;

(d)  to invite shareholders with 200 Shares or fewer to offer Shares for sale only if they submit one Tender at either a specified price in the range or as a Final Price Tender. ASIC has also granted the Bank an exemption from any requirement to provide a Financial Services Guide in or with this booklet.

The ASX has granted the Bank a waiver from ASX Listing Rule 7.40 to permit the Bank to despatch the Buy-Back Documents to shareholders within 10 business days after the record date for the Buy-Back

4.13 Privacy

The Bank is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable the Bank to process your Tender. If you do not provide this information, the Bank may be hindered in, or prevented from, processing your Tender.

The personal information collected by the Bank will only be disclosed to ASX Perpetual Registrars Limited in its capacity as share registrar of the Bank, to a print and mail service provider, to the Bank’s advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back, brokers that transact on your behalf, both domestic and overseas organisations to which the Bank outsources certain functions or as required or authorised by law.

You may (subject to permitted exceptions) access your personal information collected by the Bank. The Bank may charge you for providing access to this information.

A copy of the Bank’s Privacy Policy Statement is available at www.commbank.com.au or from any branch of the Bank.

For more information, please contact:

The Privacy Officer
Customer Relations
Commonwealth Bank
Reply Paid 41
Sydney NSW 2001
Telephone: 1800 805 605*
Email: CustomerRelations@cba.com.au

OR

ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1235
Telephone: 1800 022 440*
Email: registrars@asxperpetual.com.au

*     A free call unless made from a mobile phone, which will be charged at the applicable mobile rate.

4.14 Broker to the Buy-Back

Commonwealth Securities Limited has been engaged as broker by the Bank and is not by this booklet providing financial product advice to retail clients.

     5.     Definitions and Interpretation

5.1 Definitions

In the Buy-Back Documents unless the context otherwise requires:

ASIC means the Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited.

ATO means the Australian Taxation Office.

APRA means the Australian Prudential Regulatory Authority.

Bank or CBA means Commonwealth Bank of Australia (ACN 123 123 124).

Buy-Back means the buy-back of Shares by way of tender set out in the Buy-Back Documents.

Buy-Back Contract means the contract formed on the Buy-Back Date between you and the Bank if the Bank accepts your Tender.

Buy-Back Date means the date and time the Bank announces to the ASX the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/Amendment Form.

Buy-Back Price means the price at which the Bank will buy back each Share from Tenders it accepts in the Buy-Back.

CGT means capital gains tax.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of the Bank.

CHESS Holding means a holding of Shares on the CHESS subregister of the Bank.

Closing Date means 7.00pm Sydney time on 26 March 2004 unless the Bank announces a later date.

Corporations Act means the Corporations Act 2001 (Commonwealth).

DRP means dividend reinvestment plan.

Employee Share Plan means the Equity Reward Plan, Equity Participation Plan, or the Employee Share Acquisition Plan implemented by the Bank.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price, whatever the Bank determines it to be.

Invitation means the invitation by the Bank to its shareholders to offer to sell Shares, as set out in the Buy-Back Documents.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of the Bank.

OCH means the Options Clearing House Pty Ltd.

PERLS II means the units known as “Perpetual Exchangeable Resettable Listed Securities” issued by Commonwealth Managed Investments Limited, a wholly owned subsidiary of the Bank, as Responsible Entity of the PERLS II Trust.

Priority Allocation means 200 Shares or such lesser number of Shares as is required to ensure that the Bank is able to buy back only the number of Shares it determines to buy back.

Priority Tender means a Tender submitted by a shareholder who: (a) tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender; (b) has no other ordinary shares in the capital of the Bank (other than Restricted Employee Shares) registered in their name at the close of the Tender Period; and (c) would have had a Small Holding (200 ordinary shares or less) at the close of the Tender Period as a result of the scale back.

Restricted Employee Shares means ordinary shares in the capital of the Bank which are subject to restrictions on disposal under an Employee Share Plan. SCH Business Rules means the business rules of the securities clearing house of the ASX from time to time.

Share means a fully paid ordinary share in the capital of the Bank which confers on their holder an entitlement to participate in the Buy-Back and excludes Restricted Employee Shares.

Small Holding means a holding of 200 or fewer ordinary shares.

SSF means the share sale facility which the Bank has announced an intention to implement.

SPP means the share purchase plan which the Bank has announced an intention to implement.

Tax Value for the purposes of the Buy-Back means:

If the movement in the S&P/ASX200 Index is significantly different from the movement in the Bank’s market price over the relevant period, the Bank may approach the ATO to seek to vary the Tax Value methodology.

Tender means a shareholder’s offer to sell nominated Shares back to the Bank at a Tender Price and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Form means the form of offer by a shareholder to sell nominated Shares to the Bank which is enclosed with this booklet and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Period means the period within which shareholders may lodge, withdraw or amend a Tender in accordance with the Buy-Back Documents.

Tender Price means one of the specified prices (from $26.00 to $31.25 per Share set out on the Tender Form) or, where a Final Price Tender is submitted, the Buy-Back Price.

Withdrawal/Amendment Form means the form entitled “Withdrawal/Amendment Form” at the back of this booklet or otherwise provided to you by the Bank to withdraw or amend a Tender. you or shareholder means a holder of Shares in the Bank.

5.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

-     the singular includes the plural, and vice versa;

-     words importing one gender include other genders;

-     other parts of speech and grammatical forms of a word or phrase defined in this document have a corresponding meaning;

-     terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;

-     a reference to currency is to Australian dollars;

-     a reference to time is to Sydney time;

-     a reference to includes means “includes without limitation” and “include” and “including” have corresponding meanings.

The postal acceptance rule does not apply to Tenders. This Invitation, your Tender, the Buy-Back Documents and any Buy-Back Contract are governed by the laws of New South Wales, Australia.